Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of March 6, 2024, between CyberArk Software Ltd., an Israeli corporation (the “Company”), and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company and the Trustee (each, a “Party”, and collectively, the “Parties”) have executed and delivered that certain indenture, dated as of November 18, 2019 (the “Indenture”), relating to the Company’s 0% Convertible Senior Notes due 2024 (the “Notes”);

WHEREAS, pursuant to Section 10.01 of the Indenture, the Parties may supplement the Indenture without the consent of any Holder to, among other things, change the Settlement Method deemed elected by the Company if it does not timely elect a Settlement Method applicable to a conversion;

WHEREAS, Section 14.02 of the Indenture provides that if the Company does not elect a Settlement Method prior to the applicable deadline set forth therein, the Company shall no longer have the right to elect Cash Settlement or Physical Settlement and the Company shall be deemed to have elected Combination Settlement in respect of its Conversion Obligation, and the Specified Dollar Amount per $1,000 principal amount of Notes shall be equal to $1,000;

WHEREAS, the Company desires to change the Settlement Method elected, or deemed elected, if it does not timely elect a Settlement Method applicable to a conversion; and

WHEREAS, all things necessary to make this Supplemental Indenture a valid Supplemental Indenture and agreement according to its terms have been done.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1.          Capitalized Terms.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.          Amendment to the Indenture. Section 14.02(iii) of the Indenture is hereby amended by replacing the second sentence thereof in its entirety with the following:

“If the Company does not elect a Settlement Method prior to the deadline set forth in the immediately preceding sentence, the Company shall be deemed to have elected Physical Settlement.”

3.          Ratification of Indenture; Supplemental Indenture Part of Indenture; Trustee’s Rights.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  Every reference in the Indenture to the Indenture shall hereby be deemed to mean the Indenture as supplemented by this Supplemental Indenture.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.  The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.  The rights, protections and indemnities afforded the Trustee under the Indenture shall apply to any action or inaction taken hereunder or in connection herewith.

4.          Governing Law.  THIS SUPPLEMENTAL INDENTURE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF).

5.          Counterparts.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.  Delivery of an executed counterpart of a signature page to this Supplemental Indenture that is an Electronic Signature (defined below) transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Supplemental Indenture.  The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Supplemental Indenture shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be. Without limiting the generality of the foregoing, each Party agrees that, for all purposes, Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Supplemental Indenture shall have the same legal effect, validity and enforceability as any paper original, (ii) such Party may, at its option, create one or more copies of this Supplemental Indenture in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Party’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (iii) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Supplemental Indenture based solely on the lack of paper original copies of this Supplemental Indenture, including with respect to any signature pages thereto and (iv) waives any claim for any liabilities arising solely from respective Party’s reliance on or use of Electronic Signatures and/or transmissions by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page, including any liabilities arising as a result of the failure of any Party to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature. For purposes of this paragraph, “Electronic Signature” shall mean an electronic sound, symbol or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record, including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the New York State Electronic Signatures and Records Act or other applicable law, which shall be valid and effective for all purposes.

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6.          Effect of Headings.  The Section headings herein have been inserted for the convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

7.          The Trustee.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

8.          Successors.  All agreements of the Company in this Supplemental Indenture shall bind its successors, except as otherwise provided in the Indenture.  All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

9.          Severability.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

CYBERARK SOFTWARE LTD., as the Issuer

Date: March 6, 2024	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

[Signature Page to Supplemental Indenture]

U.S. Bank Trust Company, National Association, as Trustee

Date: March 6, 2024	By:	/s/ Brandon Bonfig
Name: Brandon Bonfig
Title: Vice President

[Signature Page to Supplemental Indenture]